Exhibit 2.1

Letter of Intent on Equity Transfer

Party A: Harbin JinShangjing Technology Investment Co., Ltd. (Party A hereinafter)
Party B: Heilongjiang Zhongxian Information Co., Ltd. (Party B hereinafter)

On the basis of equality and mutual benefit and in a friendly manner, with respect to the matter that Party A is transferring its equity held in Shangzhi Yulong Cattle Co., Ltd. (Yulong Cattle hereinafter) to Party B, through fully negotiation, both parties reached the following terms:

I. Party A represents that Party A holds 100% equity of Yulong Cattle, and there are no lawsuits and potential disputes in connection with the equity;

II. Party A intends to transfer all its 100% equity held in Shangzhi Yulong Cattle to Party B, and Party B agreed to accept the equity transfer;

III. This Letter of Intent is valid for 90 days which shall take effect from the date of its execution by both parties. Party A and Party B shall duly sign the Equity Transfer Agreement within the validity period of this Letter of Intent.

IV. During the period from the date of signing this Letter of Intent through the date of duly signing the formal Equity Transfer Agreement, Party A shall not sell, transfer or gift the assets related to Yulong Cattle, or otherwise change the assets ownership of Yulong Cattle, in addition, there shall not be any act detrimental to the equity transfer between Party A and Party B.

V. Within 45 days after the Letter of Intent was duly signed, Party B shall entrust domestic independent third-party agency to evaluate all the assets of Yulong Cattle, and issue relevant Evaluation Report. The Evaluation Report shall be the reference to the price of the equity transfer herein.

VI. Given that the evaluation value of Party A’s proposed transfer equity is not finalized, the final equity transfer price will be agreed and stated in the formal "Equity Transfer Agreement". This LOI do not specifically address the final equity transfer price herein;

VII. Within 15 days after duly signing the Letter of Intent, Party B shall pay RMB 14,000,000 Yuan to Party A in advance as the security deposit of this equity transfer. If both parties can duly sign the Equity Transfer Agreement within the validity period of this Letter of Intent, all of the aforesaid security deposit shall be a portion of the price of equity transfer, if both parties fail to sign the formal Equity Transfer Agreement, all of the aforesaid security deposit RMB 14,000,000 Yuan shall be returned by Party A to Party B without interest within 15 days of the termination of the Letter of Intent.

VIII. The security deposit required to be paid herein and the full amount of equity transfer required to be paid shall be paid by the subsidiary (Heilongjiang Xinhua Cattle Industry Co., Ltd.) on behalf of and designated by Party B

IX. The Letter of Intent shall come into effect from date of signature and seal by both parties. The Letter of Intent shall be made in duplicate, and one for each Party and each copy bears the same validity.

Party A: Harbin JinShangjing Technology Investment Co., Ltd.
Company’s Seal: Harbin JinShangjing Technology Investment Co., Ltd.
Authorized Representative/Legal Representative: /s/ Dong Wenxue
Date: July 10, 2011

Party B: Heilongjiang Zhongxian Information Co., Ltd.
Company’s Seal: Heilongjiang Zhongxian Information Co., Ltd
Authorized Representative/Legal Representative: /s/ Wang Youliang
Date: July 10, 2011